Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Colombier Acquisition Corp.

Commission File No. 001-40457

Date: April 27, 2023

The Julia La Roche Show – Interview with Julia La Roche and Omeed Malik

The Julia La Roche Show

April 27, 2023

Julia La Roche: Hey everyone, welcome to episode 71 of the Julia La Roche show. Today’s guest is Omeed Malik. He is the founder and CEO of Farvahar Partners, which is a boutique investment bank that helps private companies raise capital and go public. Omeed is also behind the SPAC called Colombier, which is taking PublicSq., think of it as a marketplace for patriotic businesses, taking that company public. He is also part of the team at 1789 Capital which is an investment firm that says it will provide capital to companies building the next era of American prosperity. I’ve known Omeed for almost a decade, our paths crossed back when I was a hedge fund reporter and he was working in the prime brokerage at Bank of America Merrill Lynch. In this episode we got Omeed’s macro view and we also got his thesis on what he sees as this emerging parallel economy here in the US that is in stark contrast to ESG, environmental social governance, as you know, and that economy is what he’s kind of classified as EIG - companies that are focused on entrepreneurship, innovation and growth. We do a deep dive into his thesis there and you kind of see how all the different threads from his background in politics, law also finance intersect into this larger macro trend that he sees. I really enjoyed this conversation with Omeed. I certainly learned a lot. I also learned a lot about his own background things that I personally didn’t know and I think that you will enjoy it as well. Please be sure to leave a rating and review so more folks can find this episode. Also for the folks watching, please be sure to hit that like button and that bell so you can subscribe and you won’t miss any future episodes. Your support helps me bring more of these long form discussions, so it means so much, I really hope you enjoy this conversation with Omeed Malik.

Julia La Roche: Omeed Malik, founder and CEO of Farvahar Partners, which for those watching and listening is a boutique investment bank focused in the private space. And Omeed, you and I have known each other for almost a decade, both coming from the hedge fund world myself as a journalist and you working in that world in the prime brokerage space. It is so great to welcome you on the show and great to see you again. Oh me.

Omeed Malik: Yeah, congrats on all the success excited to be here. Well, likewise.

Julia La Roche: Well, likewise, and I mentioned that we’ve known each other for about a decade but I’ll be honest, I actually don’t know your full story. And I was kind of hoping we could start there a bit about you know, your personal background, your personal journey.

Omeed Malik: Sure - yeah, when you met me, I was running prime brokerage, as you said at Bank of America, and I was pretty public and a lot of the conferences I think it was actually a solid conference that we used to see each other out there that Scaramucci used to run. And that was a great conference because it brought together a lot of the stuff that I’ve been interested in my entire life. You know, you had accomplished folks from politics, finance, coming together and having conversations and so I really enjoyed always going there and sometimes interviewing very interesting people from those worlds. And so it was nice to interact with you during that period. But prior to that, yeah, I actually started as a speech writer in Washington DC when I graduated college, so my interest was not in finance when I was young. I was double major in philosophy and political science. So I did not think I would be on Wall Street. You know, 20 years later now or what have you. I went to Washington and then from there, like many people I went to law school. And after I practiced law for about four or five years in New York in a large firm called Weil, Gotshal, but it was mostly in the corporate space. So that’s when I started to learn more about the world that we’re in. And what some people don’t know is that I actually didn’t go directly to Bank of America. I had a very interesting interlude at around 30 years old when I left the law. I actually went to go work for John Corzine, who used to be the senator and governor of New Jersey and prior to that he was the CEO of Goldman Sachs. He had lost the governorship race in 2010 to Chris Christie, and was making a comeback on Wall Street. And as I mentioned to you, I had known him from a decade earlier when I was in Washington right out of college, and he hired me to come over to MF Global. And it was an amazing experience to kind of be his deputy at that time. And so at a young, very young age, I developed a wide array of relationships. But as you also know, as a journalist, we then filed about a year and a half later, the 10th largest bankruptcy in US history. So also to see that kind of tumultuousness upfront, I thought was a very good experience early on, and then I went over to BoA, that’s when we started interacting and rose up pretty quickly and was running prime brokerage and capital introductions, but what I do now is totally different. In 2018, as you mentioned, I started my own firm, and I’ve gotten more into entrepreneurship. And what we do with Farvahar, we help advise, raise capital for these high growth venture backed businesses, before they go public. And so I thought there would be a unique opportunity based on my rolodex to advise the founders of these businesses, and now go on my fourth or fifth career, and I’ve loved doing that. And all the while opened up myself to other opportunities, and we’ll talk about them today. But I’ve also seen an opportunity in a new ecosystem or economy that’s, that’s sprouting up that I call The Patriot economy or, as we’ve designated, entrepreneurship, innovation and growth, or EIG. Which stands in stark contrast to ESG, which we think there’s a big backlash to. So I’ll stop there, but hopefully that was helpful context.

Julia La Roche: There’s so many - wow, you’ve done a lot - and you’re a pretty young guy too like, you’ve done a lot in your career. So that’s just that’s really incredible to think about. Like, I have just a bunch of questions. Okay. How, okay, it might seem weird to even go back here. But how does one become a speechwriter and what was that like? Who were you working with? Who are you writing speeches for? Something that was right out of school?

Omeed Malik: Yeah, I was. I was working every summer in college and then right afterwards for a congressman and a senator both from New Jersey which is where I was born and grew up, but I was in DC. And the nice thing about that is, you know, DC is a place where you get a lot of power at a young age, but you just don’t make a lot of money. So you have to make a decision. What matters more to you. If you’re ambitious to like power and access or money and you know, at that time, I think I was probably more for not being in the mix of things. And so at a young age, you can be up there, sitting behind your congressman or senator on a committee. And it’ll be on C-SPAN and I remember coming back at a very early age, you know, having written the speech for a member and then going back home and watching him read what I just, you know, written. I mean, maybe three people were watching but it felt good at the time. So you just apply. I had the background and now it’s interesting at the time, those were all Democrats, and now I’m looking at the world very differently. So from a personal standpoint, I don’t think I’ve changed but I think the country’s changed dramatically. This is around 2001, 2000. Over the last 20 years for a variety of geopolitical reasons. The views that I have, as well as domestic changes, have had the change kind of, I guess, who I support and what I’m passionate about. And we can get into some of that because it has a direct impact on what I’m doing professionally. But yeah, I was really quite involved as a donor, as well as professionally as I just mentioned, in the Democratic Party writ large, from about 2001, 2000 all the way through about 2016 And then I started to see some changes.

Julia La Roche: Yeah, because I was like, I’ve kind of always known you as like, I think pretty well known like a Democrat, like lifelong Democrat. Do you no longer identify as a Democrat?

Omeed Malik: Yeah, I definitely don’t. And that’s also because, you know, I was kind of associated when I was much younger with Corzine who obviously was one and so people kind of affiliated that and I think for the most part, I probably did fall into that. But I think there are certain issues that started to come much more at the forefront. Well, the first thing was the election of Trump in 2016. That didn’t necessarily get me angry the way it did with other folks that lived with me on the Upper East Side in New York, as much as it made me question what happened here? How could we have missed this? And I wanted to learn more about a country that I had not spent as much time looking outside of the coasts. And it was clear that there were a lot of things that had happened during that period of time that were very bad for a large part of the country. And they wanted some comeuppance, basically. A few of those things were just the outsourcing of manufacturing that had occurred during that period, the overemphasis on globalization and the rise of China. And so I started to look into the impact that China had had domestically and again, this is not their fault, necessarily our policymakers on both sides, we’re happy to outsource everything to that. But that comes with a cost especially when you add in two unnecessary wars in the Middle East. And people coming back from those wars without jobs, addicted to opioids, and you have a large swath of the population that feels hopeless and I think that’s why you look at the specific states and the industrial Midwest in particular, that went from Democrat to Republican I guess, again, those terms themselves, I think are antiquated, by the way, because what people don’t talk about is there’s a large portion of the population that voted for Obama twice and Trump twice. And so that’s what I’m kind of focusing on is this new kind of cohort of voters that probably have more in common with let’s call it like Trump and RFK Jr, who really recently announced on the Democratic side to challenge Biden than they do with let’s say, Biden and like Mike Pence. So this is fascinating to me. And then COVID obviously accelerated so many of the things I’m talking about. The lock downs that I found to be overly draconian, particularly in blue states and unscientific led to a diaspora outside of, you know, New York, New Jersey, Connecticut. California to places like Florida, Texas, and Tennessee, and you start to see federalism with very, very distinct ways of governing. What kind of state do people want to live in? And the numbers demonstrate, and again, I’m speaking personally here again, I moved to Florida during that period as well. That we have very different visions for governance in this country. And I believe that the next step and that’s what we’re talking about today is that there will also be different visions, not just for politics, state by state, but for commerce as well.

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Julia La Roche: Yeah. Even more follow on questions because you kind of talked about this evolution. It sounds like you’re a pretty introspective guy as well. And I take it in particular, you didn’t vote for Trump in 2016. I think you probably voted for Hillary at the time. Was the evolution for you? Was it fast? Was it slow? Like, can you kind of walk me through the process? Did you have like an aha moment, in that?

Omeed Malik: There were definitely things in 2016 that I was like, Whoa, I can’t believe Trump said that. I totally agree. I mean, I think I’m classically liberal. One of the things that made me a Democrat during my 20s was I’m pretty anti war, particularly dumb wars. So I was against the war in Iraq. And there was one side that was very for that with George W. Bush. I thought that was like the biggest foreign policy blunder in modern American history. And I can prove that out. I won’t belabor it here, but just because obviously an enormous amount of issues that we’re still dealing with the rise of ISIS, empowering our enemies, and, of course, most importantly, a loss of innocent life, both Americans and Iraqis and trillions of dollars. By the way, we talk about the deficit. We never talk about the impact these wars have on our deficit, but between Iraq and Afghanistan, you know, it’s close to six or 7 trillion. And even if you look at the failure of Afghanistan, that was the longest war in US history. And at the end of it, we have the same guys in there that we wanted to kick out, the Taliban now runs Afghanistan. So I think, you know, no one can look at that as a success. But it was somewhat, it took time. You know, so I liked the stuff that Trump was saying about the war, right and saying this, these are silly, and he was almost being more anti war than the Democrats were at the time. So that was kind of intriguing to me. And it seemed to me he was building a very different coalition. And obviously, again, if you look at the electoral map, he did change the electoral map in 2016. But I did not vote for him. And then as I started seeing his policies implemented and again, I’m putting aside individuals here I’m just looking at the policies. I thought that he was really on to something both domestically and wages went up for the first time in 20 years. The economy was extremely strong. And then I also didn’t view what the opposition was doing, as, you know, remotely respectable. I mean they hired a Special Counsel, they investigated him, the entire institutional media, corporate media, the FBI intelligence agencies effectively all colluded to accuse him of being a Manchurian Candidate. Rip the country apart during that period, and it was all false, and there’d been no ramifications for that. It’s very hard for me to accept that we said he was an agent of Russia. And then the FBI with Mueller, came on and said Well, we had no actual proof of this. So we just wasted three or four years. So it was these things that started let me feel very skeptical of what was happening in the country and that starts pushing you further and further away from where I was, and then ultimately, around 2018 or 19, you may recall, I brought Tulsi Gabbard to one of the SALT conferences, and that’s who I was, you know, kind of still, you know, with the party trying to hold on and she was also looking at it from an anti war stance. And what people don’t remember necessarily is during that primary, the Democratic establishment absolutely ripped her; she’s no longer a Democrat, by the way, either. They just went after her because of her stances on war and other things because she wouldn’t kowtow to like certain principles that they have. And when I saw the way that they treated her, who again is a war veteran and was still, you know, enlisted during her time in Congress. I just said, you know, this is kind of a bridge too far for me. And so that was probably the last straw and that’s when I started, you know, warming up more to, again, I don’t want to call them classical Republicans, whoever this new set of people are, and started supporting JD Vance, who have won in the Senate in Ohio, Blake Masters who did not win but is incidentally now business partner of ours and some of these things we’ll talk about. He had worked for Peter Thiel prior. And then, but of course, really, the icing on the cake was the COVID response and living in New York and just being, you know, appalled at what they were doing. You know, everyone must stay at home. But then if you’re protesting for something that they liked, it’s okay. You won’t catch the virus kind of hypocrisy that made no sense to me. And then seeing the way that Governor DeSantis handled Florida which was, I thought, you know, a thing of beauty. Cultivating a relationship with him, it just became very clear to me that not on party lines but on issues that I felt strongly about, one side made it much easier for me to associate.

Julia La Roche: You mentioned a couple of things I wanted to explore with you. You mentioned the terms like Republican and Democrat being antiquated and kind of talking about this kind of new cohort of voters. Can I hear more of your thoughts there more of your thesis?

Omeed Malik: Exactly. I mean, let’s start with just the notion of like foreign entanglements. Now, I want to be clear, I’m quite hawkish on one particular country and that’s China. I look at them as the most significant geopolitical threat we’ve ever faced in my lifetime. Moreover, then, more so than maybe the Soviet Union, because the Chinese have figured out how to play us. They understand that America, for better or for worse, is unabashedly capitalist. And this is also in furtherance of what we’re talking about generally, which is this kind of lack of or waning patriotism that we feel here. If your country is only about the bottom line, which in some portions of America has become that way, then there’s really nothing cohesive about it. And that’s why you see a lackadaisical border, no emphasis on a unifying language or culture, no shared sacrifice. You know, only a volunteer army. And you start having absolutely no kind of social fabric. And China has manipulated that amazingly because they have over a billion people demand. So they represent, to our multinational corporations, just an incredible opportunity to sell to them. And then they also provide cheap labor to also manufacture. And they’ve done this over the last two decades to horrible, horrible consequences to Americans who now don’t have the same jobs they could rely on, and continue to enrich them not only by having stuff made over there by purchasing from there as well. You know, this is an area where I would have thought that people who cared about the middle class, which I’d have historically associated with Democrats, would have cared about. But I don’t see them even giving a damn about this issue at all. And there it seemed totally comfortable to kowtow to these donors of these corporations that don’t even though they’re domiciled in the United States don’t have any loyalty to the US, their loyalty is to their profits, and I understand that but we as a country and as policymakers need to start getting more nationalistic. I know that might have negative connotations. Let’s call it patriotic, if you will, to focus on this issue, because we’re hurting our own citizens. And so I think that issue in particular, really just flows into like everything else. And so you necessarily are going to have a cohort of historically Democratic union middle class voters who are gravitating to this other side now, by the way that statistics completely support everything I’m saying. All of the Democratic Party now, if you look at their constituents, is the party of the coasts and the rich, just per capita. The richest people are Democrats, and now the middle class, lower middle class have become Republicans, it’s flipped. So the same way we saw a flip of the Democratic Republican parties in the 60s mostly around civil rights, who now have had the next several generations later, another flip of the party’s based on economic class. And then with that comes kind of social issues as well. That are I think, furthering this divide that we’re having in the country, so that’s kind of what I’m identifying. And, look, we did a study that we looked at a study that Brookings did after the last election in 2020. Biden won, based on counties 70% of American GDP, Trump won 30%. Okay, so the whole concept of like a Rockefeller Republican who used to say like, I’m socially liberal, and fiscally conservative, which is like, what all of us in New York like to say like that phrase is dead. It doesn’t make sense anymore in the current context. So that said, 30% of American GDP, though, is still the third largest economy in the world. If you do the math. And so that’s actually the cohort of we’ll call it red America or patriotic America, that is not having any product sold for them. And so later on the conversation, we get to why I think that’s a huge, total addressable market that no one’s actually working on, financially. And so that’s part of the thesis that I have for what I’m doing financially, which obviously dovetails to some of the academic discussion we’re having here.

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Julia La Roche: And you mentioned that being I’m looking at my notes, EIG, which is in stark contrast to, I think, I take ESG right here with us what EIG means. I also want to hear more on your thoughts, your thesis around this opportunity within this economy that you see.

Omeed Malik: Yeah, exactly. So around the same time that I’m pointing out how these parties are shifting, ESG starts to become, I think, a marketing scam around 2010, 2011 on Wall Street. I mean Wall Street is good at one thing: figuring out other ways to make money when, you know, that it’s no surprise that it happens after the financial crisis. So that’s really when it starts coming into the vernacular of ESG. And is promoted very heavily by Wall Street as a new asset class, when in fact, it’s just you know, I think putting lipstick on a pig. I don’t, no one even knows what it means. And to the extent that you’ve created indices of ESG, since everyone tries to raise their hand and say they’re a part of it, it’s underperformed the market more broadly. And so we were overdue for a backlash of ESG which stands for environmental, social, governance. And it’s extremely nebulous, but I think that’s by the by design, and I’m going to tip my hat to Vivek Ramaswamy, who is running for President right now, who wrote a book called Woke Inc and who, you know, I’ve interacted with, and was, I think the first person to eloquently attack this scheme. And what he did is he tried to identify and shine a light on the fact that the largest asset managers in the world whether they’re Blackrock, Vanguard, or State Street, we’re blindly investing the retirement accounts of Americans into corporations and then asking them to, you know, basically incorporate ESG policies or as this term has now become a term of ours, wokeism into their policies. So for example, he cites Exxon having to get out of fossil fuels, which seems somewhat antithetical to the ethos of Exxon, but that’s what these powerful asset managers are able to do. And so it begs the question that if half of the country are red states at least, and then you have treasurers of those states, who have fiduciary duties to the state and their constituents that manage their retirement, why were they blindly giving it to these advocates of policies that they don’t agree with? And so shining a light on that system, I thought was brilliant, and really did help act as a catalyst you know, for the backlash that we’re facing here now. And so you even seen recently in the last month or so, Vanguard remove itself from the you know, the net zero initiative and I think that’s by and large as a result of the backlash that they’re receiving from these kinds of initiatives because people don’t want this or at least a large portion of the population doesn’t want it. So I point that out in that - that’s the top, right? He’s dealing with public companies and large multi trillion dollar asset managers at the same time, that explains why public companies act the way they do and I’ll just have one other rejoinder to it. At the same time during COVID, we were all online using Twitter, Facebook. It was a huge wealth transfer from the middle class to big tech and the wealthiest people. But there was also a lot of censorship and suppression going on, reportedly at the hands of private actors, which were these large corporations and a few things happened that caught my eye. One was, you know, a refrain from the left to you know, right leaning folks was if you don’t like these platforms, go build around. And so you may recall that Parler came in and became the number one data loaded social media app, and then Amazon, Facebook and Google teamed together and basically helped de-platform this company. So Amazon Web Services took them down. And you weren’t allowed to then download it on the App Store as of either the Android phone or the iPhone, Apple and Google. So when I saw that I was like, wow, that’s effectively just proof of this oligarchy or monopoly that’s existing and as a tacit supporter of the feds. And so I started asking, like, why would you accept that that seems to be like a bonafide antitrust violation. And as it turns out, with the Twitter files that you’re seeing that Elon Musk has put out, it is because in fact, the FBI was embedded in these organizations. And that is why you saw absolutely no counter narrative whatsoever, around COVID. And it first took Alex Berenson, who was an intrepid journalist, who was trying to push back against this narrative of the of the vaccines and COVID lock downs when he got to the discovery phase, you know, Twitter settled with him and then ultimately, these files are released once Elon Musk took it over. And you see that the FBI is telling them who to the platform. You can’t do that because that’s no longer a private business. At that point, you’re an arm of the federal government and First Amendment constitutional protections apply. So I just set that up to demonstrate to you that people who are in tune with this now feel that the largest corporations are completely co-opted. Okay. And I’ve explained, you know, that on one hand, they’re being pushed to do things by these large asset managers that are antithetical to their views. And then, secondarily, you have them being suppressed and censored and in some cases, the platform or fined where you see the PayPal, put out a plan for finding people for misinformation. Okay, as they define it, by the way, it’s always one way. How can you see an opportunity now for a separate set of companies and in fact, an economy that does not go in only this direction? And so therein lies, I think, the opportunity I’m describing, and we call it EIG, which is an ecosystem of companies that abide by entrepreneurship, innovation and growth, which we think are foundational principles of the United States. And so, we also thought that if people are already focused on pressuring the largest asset managers at the top level, why don’t we attack it from a bottom up as opposed to a top down and that’s in the area I already was at Farvahar. I started getting pitched by these companies when I was helping private businesses like, Hey, I’m going to be the non-woke version of Facebook or I’m going to be a payment processor that doesn’t fine people or I’m going to be a web post that’s about free speech. And so I was like, there’s a whole thing happening here. And so we actually put a dedicated vehicle together called 1789 Capital, that’s named after the Bill of Rights. And that’s an attempt to finance the companies of tomorrow with institutional capital that is against what we call woke capital, because they’re entrepreneurs that don’t want to take woke cap, and there’s no one providing it. So that’s at the fund level, what we’ve started in response to some of the macro events I’ve described to you. And you know, you saw me talk about this issue over a year and a half ago in Miami, when I was interviewing the CEO and founder of Rumble, which is a perfect example of this space. And also with my SPAC I’ve done something in this space too, because SPACs are a very elegant expression of people being able to support the movement that they feel with their own dollars because they could just go and buy the stock. So I said a lot there but I wanted to try to tie it together.

Sure. Now, and I have like more follow ons especially, you know, someone who comes from like a deep financial background. I imagine you probably looked at the size of the opportunity and the market.

Omeed Malik: Yeah.

Julia La Roche: What do you think of that opportunity? What does that look like? How do you kind of think about that, quantify it?

Omeed Malik: Yeah. From a GDP perspective, we think it’s 7 trillion, which is just enormous. And again, that’s just back of the envelope math based on who the folks are that voted for Trump, and that undercuts it because there’s a lot of people who don’t like Trump but didn’t vote for him, yet, but you still got the second most amount of votes of any presidential candidate in history. Over 70, about 73 million people voted for him in 2020. So let’s call it that there’s probably even another 20 or 30 million so that that number is probably higher, because half the country doesn’t vote. So that’s the area and I think it’s also stipulated that every other week there’s some sort of cultural controversy about oh, this is super woke super leftists. It’s pissing people off. But all I’ve seen is like these more conservative or traditional purchasers or consumers get angry and complain, but they don’t ever know where to go because the largest companies, which now dominate most areas of commerce, are not providing them an option because they’ve decided that, you know, it’s better to cater to this side of the country. They rightfully assume that when it comes down to it, if it’s an either or zero sum, they have more money. So I think that’s part of why it’s gone so far. But again, this is very different than how I grew up. Like in the 90s, companies were just totally agnostic. They never got into politics. A lot of that I think is also related to your industry like journalism has changed dramatically. Like we were much more like the United Kingdom now where you have like right and left papers, like you know, when you’re signing on to the website or the app of a certain periodical like what they think. The New York Times today is very different from the New York Times in 99. It might have been center left. Now it caters very much to probably their 9 million subscribers. Technology has affected this. When you are catering rather to a national advertiser who has an entire country that they want to cater to, which has now changed but now you’re catering the majority of your revenues to the New York Times as followed a tech model of subscription as a service. Then you’re looking to really get after the people that are going to pay that monthly subscription fee and then that pushes it directly to the most rabid folks. And that’s effectively what they are. They’re a tech and entertainment platform. And that’s okay, as long as we’re just going to be honest about it, but I’m certainly not going to lionize, you know, historical institutional periodicals anymore because that’s not their business model. They’re in it to make money. And that’s okay. But let’s all just recognize that. So, sorry to digress, I just wanted to point out that it’s permeated through every industry, including yours.

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Julia La Roche: No, I mean, yeah. Feel free to go on for as long as you want because the show is about my guests. It’s certainly not about me and also what I love about it is I have a diverse set of guests and opinions and conversations and I’m just trying to facilitate so folks can like learn and also just decide for themselves. Let me ask you a follow on because you’re talking like referencing back to like the 90s and like how things have changed over time and whether it’s business or media and it just kind of makes me think that I don’t know the full context of it. But I know there was like that famous Michael Jordan quote of like, you know, Republicans buy sneakers too. I guess it was like not like, jump into that fray. Do you think that we are going to see going forward? I don’t know if you want to call like a bifurcation or like the economy but more ESG kind of are taking more stances on those issues. Versus you’re talking about, like EIG more patriotic kind of red America. Do you think that we’ll see a division and the economy is that like a long term trend that you see? Maybe my question is a terrible question that’s not the right one to ask, but would love to hear your thoughts.

Omeed Malik: No, I think it’s exactly the right question. It is, in fact, the essence of everything. We’re talking about my thesis. I should be explicitly clear. It’s Yes. 100% I see that happen, I believe and that was the analogy I was kind of drawing, somewhat inartfully, earlier. You would accept now that we have two different governing philosophies state by state, right. Like where you went is probably quite different from the way that New York wants to govern itself. I can tell you Florida is very different. Florida has a higher population than New York. Yet, the state budget is half of the size of New York’s. Florida has no state income tax. New York has arguably the highest we have in the country. Florida has a budget surplus. New York has a deficit. Okay, so like I mean, data numbers person, who’s doing better here, and I’m not even trying to go into the qualitative stuff. Like I’m on that side, like that’s how I would want my business run and my state run. So, that’s what’s happening at the state government. Well, the next step of this, I think, is look, some people like to have nostalgia for the past. I certainly do, but it’s not coming back. So if that’s the case, then of course, you have to have a separate economy as well. And I think this is all under what the founders actually have thought of, which was extreme federalism, like the federal government is supposed to have limited powers. And not supposed to nationalize everything because we are meant to be very different and allowed governance at the local level. So what I’m calling for is like, the federalisation under, like federalism wise, of the economy also. And some people say, Oh, that’s too bad. Now they’re gonna be products for these people versus these people. Well, it’s already been one way for 10 years. Of course, this other huge market is going to have demand and needs people to cater to it. So you know, to answer that question with an example. This SPAC that I had, or that I have announced a deal at the end of February with a company called PublicSq. So PublicSq., you can think of it as basically the Amazon for this new economy. It’s a digital app that you can download on your phone. And it’s just a marketplace. Its companies are unabashedly patriotic, want to make their products in the US and have values you know, and so people that go on that app that are fed up with again, I’m going to choose this catch all phrase of wokeism, can go and perform their commerce with these businesses and find them locally or nationally. And so when Bud Light decides to put you know, the transgender person as like a face and you see the how much that angered the public, which is very clearly like a middle America product, I again, their head of marketing was located in Brooklyn, which might say something about whether that was the smartest thing to try to have a national brand with someone who sits there. But look, there’s a big backlash. So now, when that happened, the Public Square app had an 800% increase in searches for beer because people are looking for alternatives. And the reason I wanted to take PublicSq. public was because it can serve as a foundation of this new economy. In any economy, whether it’s modern day with digital or historically, the place that commerce was conducted was like an exchange or a bazaar, people would go and meet and try to exchange goods. So now it’s become digital. So if we believe there’s going to be a patriot economy, which I know there is because it’s already out there, then PublicSq., this app, will be the foundation of it because the problem that this patriot economy has had is that they haven’t been able to connect with one another. You’ve just had monoline products come out. But there hasn’t been one repository where you can transparently find and conduct business with a company you can trust if you have those kinds of values. And so that’s what PublicSq. is trying to do.

Julia La Roche: What um, you mentioned like, an 800% spike in search for beer. What what can you share with us about like the numbers or the size of like, who’s using it?

Omeed Malik: Yeah, yeah. We have just put out an 8-K I think, like last week that, even though the company has only been like, live for less than a year we have over like 650,000 active users, which means you filled up all the forms, you’re using it like you’re signed up and put in all your information, which is insane, because when you look at the growth, it’s up just in the last month and a half, like over 25%. So we’re just scratching the surface. I mean, this thing should have, you know, once it’s fully baked, I mean, think about the amount of people I just told they could all be using it. That’s what’s in front of us here. And I want to make something clear, like what I have is an academic thesis based on you know, some empirical data, anecdotes and so unlike looking at something and I think that I have a really strong belief, it’s there. Obviously, I’m putting my money where my mouth is, but we are like at the top of, maybe the bottom of the first, of this. That’s how early it is. This is like ESG in 2011. It hasn’t even begun yet, but that’s what this is, right? So like we’re right at the beginning of it, and I’m trying to be a first mover here. You know, in the social network when they have Facebook, the movies like I don’t know what this is. I just know that it’s cool. Like they didn’t even know what they were sitting on. He was making Facebook because he used to have the .edu address and it was just for college kids. They didn’t know they were gonna have the largest advertising engine like mail or advertising business digitized in the world that we’ve ever seen, because then ultimately that’s how I became a profitable or excuse me a revenue generating business. But first build it. And what I’ll tell you is, you know, half the country seems like a pretty amazing TAM to me.

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Julia La Roche: And how about, let me ask you like maybe a more of a micro personal anecdotal level, how have you changed any of your kind of behavior, whether it’s like purchasing behavior, I know you move to Florida and whatnot, but has this driven you to make changes on that like micro level?

Omeed Malik: 100%. I think that, you know, look, it’s very difficult, but to the extent that I can identify if something is made in China, like I’m not buying it, you know, and in people I think by and large, I think yearn for a more unified country or a patriotic country. You just, it’s, it’s been made so hard to do that. Because everybody just goes on Amazon because it’s the incumbent and it’s the easiest thing to use. But if you actually spend like a few minutes looking at that 90% of what you purchase there is from China. Every time we do that, we’re supporting someone that does not have our best interests like China. You know, has global ambition. And what I don’t think folks understand and maybe I’ll enter into another topic, TikTok. TikTok is just an incredible microcosm for the issue. Right. This is the most downloaded app, one of them in our country, even though it’s effectively Chinese spyware. No one seems to care or at least really look into these things. You know, the servers are controlled by the Chinese Communist Party. And yet, children in this country are putting the most private details either audio, video, in writing on a server that they control. So think about the blackmail that they’re going to have when these kids come of age. They don’t seem to think about these things. And yet we have, you know, foolish Congresspeople trying to protect this, this company. It is a modern day opium, like that’s how they think. And this is a Trojan horse that they’ve unleashed into the United States that we blindly and as Zombies are just taking on and using without any ramifications. And if you look at the content that they push on children, it’s all very peculiar, like anti family type stuff. Weird challenges that can harm people, on TikTok here. Whereas there, they shut off the app after a certain amount of hours on their children in China, and they push, the algorithm pushes like science and math. So it’s like right there if you look at what they’re trying to do, what a brilliant thing is to like harm the next generation. And this is something that I think people have to be very cognizant of, like the end of our society, like an enlightened society of a Western demography is the end of the middle class, like a middle class, or bourgeoisie is the foundation of a democracy. And as I’ve already described to you, the statistics demonstrate how our middle class has been effectively eviscerated over the period of time that we’re talking. Kind of like since I’ve gotten out of college, like let’s call it really, I mean, again, it’s not a coincidence, it directly correlates to when China was admitted into the World Trade Organization. So, you know, and then the second part of it is like the destruction of the family. Those are the two kinds of bulwarks we have against authoritarian control, strong family, strong middle class, and that allows entrepreneurship to flourish and independence. And so, let’s again look at COVID for a moment. They effectuated - well, first, Biden tried to do an unconstitutional mandate. He tried to use OSHA to force people to take an experimental shot, which was obviously thankfully deemed unconstitutional, which it clearly was by the Supreme Court. That said, he wanted to effectuate it through private business. And so you had people’s liberty being taken away who didn’t want to take that shot, because they would have lost their health care that’s provided by their employer and their livelihood. And so they were present with a catch 22, basically. And it was done through private business. And so I make that point just as like, a broader one to think about. When you work for a large corporation, you’re ceding liberty to an extent, because they control every aspect of your life. And it’s that and this is what actually RFK Jr. has been talking about very eloquently since he announced, is this capture between the private side large corporations and the government. That they’re now working hand in glove, depriving us of our Bill of Rights. And that’s a very scary prospect. And it wasn’t I was not as we talked about someone who was obsessed with liberty and the Bill of Rights like I thought that was all kind of academic and abstract. But when you see something like the COVID response, you’re like, wow, these issues really matter, they were onto something in 1776. And so they were willing to, you know, folks in their 20s and 30s and 40s, die for that, to create what I think is the greatest country you know, ever and you’ve asked me to get a little bit personal. So I will for a moment, I’m the child of immigrants, right. So like, my story couldn’t happen anywhere else. I think that some folks that might not have that background might be a little bit complacent, or take for granted how incredible this place is. So you know, my mom comes from Iran. And there was a revolution there in 1979 when the country kind of changed so dramatically. So if you have at least you know, some connection to a country falling. You understand that it’s somewhat tenuous, and then you can contrast the way that those countries operate, the lack of freedom there versus what we have in the US. And you see China, which look, they don’t have a bill of rights there. They have no respect for the individual. It’s nothing like here, and they want to take us over. And so we should all be very, very concerned about that. If you value the things that I believe most Americans do, but that’s an if, I guess.

Julia La Roche: We’ve talked a lot about macro here, Omeed, and I want to explore with you a bit more on the macro side. There’s been a lot of conversation on this show around the rising tensions between the US and China, and I think you’ve alluded to that many, many times in this conversation, as the biggest geopolitical threat you see. I guess, kind of looking out on the macro side of things, do you have scenarios that you think about, like how this plays out, and what the role of the US will be like on a global stage?

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Omeed Malik: Yeah, I think that the United States has to start, just a bit of reciprocity as it relates to China. So if you haven’t seen the movie, the China Hustle, I definitely recommend it. It came out maybe about a decade ago.

Julia La Roche: Oh, yeah, yeah. We’ve had Carson Block on the show.

Omeed Malik: Oh yeah, and he’s in it, so that’s a, you know, a very good movie that probably deserves more attention because it’s similar. You have the financial crisis and small broker dealers are looking for ways to make money and they start touting China. And what they’re selling to just regular Americans are these fake companies. And they’re using our capital markets to do these reverse mergers. And it turns out that companies are complete frauds and people are buying them with their retirement and you’re buying ADRs, you don’t even have real shares in a company so when it falls like there’s no legal recourse for you, I don’t think there’s been anything done legislatively to to stop that. China, you know, with impunity, is still able to not have their companies correspond to you know, GAAP financials. You don’t have any recourse because they’re not real shareholder. They can access our capital markets. When you’re a private business and you want to go to China you have to cede 51% of your company to a local partner there. So there is actually no reciprocity whatsoever. We’re the buffoons that just say come here, make money off of us and our people. And if you go there, it’s like you have to jump through any hoops to do any kind of business whatsoever. And so what I would say is like an immediate step would be yes, I know it’s against like the free market and this like, it’s blasphemy to talk this way. Again, those views don’t work anymore. Like Adam Smith had no idea that there would be a China with a billion people that has slave labor, okay? Like, it doesn’t work. It’s not an even level playing field. So when you have trade agreements, you have to make sure that there’s reciprocity, otherwise, you’re getting totally taken advantage of. The benefit has been, you know, like, oh, world’s never been better. We’ve like had all these people come out of poverty, yeah, you have in a developed China and India look amazing today than they did 20 years ago. I was in China in 1986. As a young child, it was a third world country, they didn’t have one skyscraper. Okay, so thanks to us, they’re now a powerhouse. We did that for them. What has the population of the United States done during the same period? The opposite and it’s why you have things in Western Europe, like the United Kingdom, we have Brexit it’s the same backlash. It’s not like just based on nothing that these people are pissed off. So I think everyone should spend more time understanding why these kind of more nationalistic movements are occurring because I think citizens have the trite expectation that their government will look out for them, that they will respect the border. I mean, one of the reasons why wages went up for African Americans during Trump and people don’t like to hear this is because they’ve reduced illegal immigration. So that had an impact on real wages. But large corporations don’t, because they want the cheap labor. So at some point I’m not saying that I’m against free trade. I just don’t think you can do free trade with a company that has for extra population and has many nuclear warheads and wants to take you over like, by all means, do trade with Mexico and Vietnam, right? Where you have control over those. Not one where you’re ceding control to somebody else. I mean, COVID came from a lab and we all know this and we were not able to properly investigate and provide any ramifications for that country for several reasons. One, and this is, again, indicative of our broader problem. Our policymakers were involved because the NIH was funding EcoHealth and gain of function research. So if they actually look too closely, that see people like Fauci were involved. I digress. Step two, they make all of our drugs. So if you start to take an aggressive stance towards and I’m like, Yeah, we’re cutting that off. They also made all the PPE. That’s kind of genius, like they unleashed this thing, and we had to then go pay them for the products to protect ourselves. How is that not like the watershed? Like, as you said, like an epiphany for everyone like we need to stop this. It’s a national security issue. It’s not just an economic one. Like we are not a sovereign country if an enemy is making all of our stuff it’s like a very simple concept. So you know, I do believe that there’s a total reevaluation relationship that has to occur. There will clearly be, you know, economic considerations that come with that, that, you know, can be moderate to significant, but in the long term you might be able to still preserve the nation’s sovereignty if you do that, and find other trading partners that are aligned. But the notion of neoliberalism that came across after the Soviet Union fell that the more you just trade with someone, the more liberal they’ll become, that was the premise on which the international order took hold after 1990, has failed dramatically. Because China has become more authoritarian, the richer remain. I don’t see any Western democracies in the Middle East, not sure if anybody does, but it’s failed. So we need to start thinking of new approaches here, because I’m a little bit sick and tired of both parties just using talking points, you know, from 1999.

Julia La Roche: Let me ask you this, like, on the direction we’re heading. Are you at all hopeful or optimistic for the future? Or do you think we’re kind of past a point of no return here?

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Omeed Malik: Tremendously optimistic because I’m surrounded by people that understand the topics that we’re talking about. And I think I have a lot of partners in helping me do what I’m doing. So I could have like, gone into politics or do what all these other people do. And that’s a worthy endeavor. And there’s plenty of people doing that and I donate to people who I think are going to make a change. And so I think that’s only one aspect of it. But I’ve decided to do something fairly unprecedented, which is to merge, you know, my financial acumen into trying to help build out this other economy that is going to give people choice and empower their wallets and allow them to conduct commerce in a way that makes them feel free. Because I’ve said this before, like liberty can be infringed and commerce as well, like you can have political freedom. But if your first amendment rights are being violated, you’re getting social credit scores like they have in China which they want to bring here. Based on you know what you say you’re not gonna be able to buy insurance, you’re not going to be able, you know, to get that mortgage. Right, you’ve got plenty of anecdotes of people for the wrong views losing their bank accounts. Okay. That’s a complete infringement of liberty, but it’s happening at the behest of the private sector really, behind it is, you know, a leviathan doing it, but that’s why what I’m focused on is how do we keep us free on the private side with these corporations that are going to be immune to that kind of pressure? And not just fold the way that so many others have? I mean, effectively, what I’ve described as a devil’s bargain that has occurred is that the largest big tech companies have been insulated from Section 230 reform or antitrust regulation, because they’ve agreed to do the dirty work for the government. That’s why it’s happening. Why haven’t we done this? You think that a company the size of Google or Facebook needs Section 230 liability protection that was passed in 1996? And we haven’t changed that because they own like, it’s like a symbiotic relationship with the government. So that’s what’s happening here. And so I’m part of a you know, movement and I’m doing some things here that made me very hopeful because of the reception has been so positive. So yeah, I’m tremendously hopeful. That’s what makes this country the best is that if you, I still believe, really want to work hard and be innovative, that the circumstances are there, that you can do it. We’ll see whether I’ll be as successful as I want but so far, I’ve been very pleased.

Julia La Roche: Okay, so like, why would I understand I’ve heard like the my grandfather’s like generation, like folks who would have been like a dc  around that time, that like Republicans and Democrats used to get beach houses together, and I can’t even fathom that today but I guess like on the point of just being like having civility or bringing back civility and it’s okay to like not agree on everything. I just want to ask you, maybe from like a personal perspective, too, is, you know, when you start to you know, kind of change in this habits evolution over time, how did it impact? Maybe negatively, maybe positively, did it strengthened or weakened, you know, relationships that you had, did you find that some people in your life really agreed with you or others who did it and just kind of hear about that.

Omeed Malik: That’s a great question. I think that, if I describe myself, I’m just an independent thinker, and I’m skeptical like that’s just me as a lawyer. I was always like that, I wouldn’t go as far to say that I’m necessarily contrarian but I have those leaders like I don’t always buy in. That’s my kind of, that’s the premise I operate under in everything. So people who have known me for a long time knew I was always like that. So the fact that I’m asking these questions or being super introspective, and coming up with ideas is not inconsistent with my life. I’ve always been this, but to the extent that it may, now like, affiliate with people that I had not in the past, I think for the most part, I have not faced really any issues because of the way that I was taught. I’m not looking to attack people. I’m not bombastic in that way. I like to have these kinds of deeper conversations with people and most of the folks that I still have in my life, or have lasted would be of the same persuasion. Yeah, I was gonna say people have a different persuasion. We can still talk and we can still try to get to the point that you are, which is, I will always be civil with someone. Ultimately, if the differences are insurmountable, that’s okay. They’re entitled to their opinion. And that doesn’t mean I’m going to look to like lose friendships or anything, but I also can do what I think is right for me, my family and for the country. And as long as I do that in a respectful way, like I’m super comfortable with it.

Julia La Roche: I have to say, oh, man, I really enjoyed having you on and want to give you a couple minutes. Let folks know where they can maybe whether it’s follow you on social media or learn more about the work that you and your firms are doing. If you want to share a bit more or even reemphasize the work that you’re doing with your three different entities, please take a moment to do so.

Omeed Malik: Yeah, thank you. You can take a look at me on Twitter. It’s @realOmeedMalik. I think I was verified for years but now I guess now on 4/20 you lose that, so maybe I have to go do the subscription, which fine, I will support what he’s doing.

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Julia La Roche: I subscribed.

Omeed Malik: Yeah, I’ll do it. You know, I’m into what he’s doing. I think it’s free speech. So you know, generally speaking, so, I will do that. Um, that’s probably the platform that I’m not particularly active on, but more active than not. That’s a good way to follow me. And, you know, we’ve got our websites, FarvaharPartners.com, Colombier is the SPAC, and 1789 Capital is the fund. So there’s the entities all doing different things. But you know, I think, definitely willing to interact with anyone that wants to have any of these conversations. So I love having these talks and of course really enjoyed reconnecting with you after all these years. And I look forward to continuing conversation with you.

Julia La Roche: Likewise. Well, Omeed, I really enjoyed having you on. I feel like I learned a lot and I also just enjoyed listening to you and you know, thinking about new and different ideas. I appreciate you being so generous with your time and your ideas. Omeed Malik. Thank you so much.

Omeed Malik: Thanks so much, Julia. I really appreciate it.

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Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) has filed a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: IRCLBR@longacresquare.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

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Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the “Merger Agreement”) and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.’s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiv) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xvi) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s initial public offering prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement to be filed by Colombier in connection with the Proposed Transaction and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

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Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.

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